

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 20, 2006

Mr. Andrew Boulanger
Chief Financial Officer
Bennett Environmental Inc.
Suite 208 – 1540 Cornwall Road
Oakville, Ontario, Canada L6J 7W5

> **RE:** **Form 40-F for the Fiscal Year ended December 31, 2004**
> **Form 6-K for the Fiscal Quarters ended March 31, 2005,**
> **June 30, 2005 and September 30, 2005**
> **File No. 0-30946**

Dear Mr. Boulanger:

We have reviewed your response letter dated January 17, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the year ended December 31, 2004

1. We have reviewed your response to comment 1. In your response, you indicate that all of the $9.2 million in claims for extra expenses were recognized in 2004. However, on Schedule A of your response to our previous comments on October 3, 2005, you indicated that $5.82 million for extra claims had been included in estimated revenues for the Saglek project in 2003. In addition, in your response to comment 5 of the letter dated October 3, 2005, you stated that you notified the customer of the Saglek project of change orders related to three major items in 2003 and 2004.   Extra costs for two of the three major items totaling $1.75 million were incurred in 2003. Extra costs for the other item of approximately $8.3 million were incurred in 2003 and 2004. Further, page 3 of your management discussion and analysis in your 2004 Form 40-F states that one of the reasons your 2004 revenue decreased, as compared to 2003, is a reduction in the expectation of recovery of a claim for extra expenses. If the claim and reduction in expectations both occurred in 2004, your disclosures would not have relevance in explaining the decrease in revenue from 2003 to 2004.

    Accordingly, please explain to us and revise your disclosures in future filings to clarify this apparent inconsistency. Specifically, please tell us if any revenues for extra claims were recognized in 2003. Please also tell us and disclose in future filings (1) the amount of revenue in 2003, 2004, and future periods, as applicable, attributable to claims or unapproved change orders and (2) the amount of cash collected in each period associated with each claim or unapproved change order.

2. We have reviewed your response to comment 3. Please show us in your response what the proposed disclosure for revenue recognized under the proportional performance method will look like. Please also update your revenue recognition policy for multiple element contracts to disclose the actual accounting policy for these contracts as discussed in the response to our comment in your letter dated October 3, 2005.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3255.

Sincerely,

Nili Shah
Branch Chief